June 24, 2010

Mr. Justin T. Dobbie

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Dobbie:

The purpose of this letter is to respond to your June 10, 2010 letter to Phillip D. Green, Group Executive Vice President and Chief Financial Officer of Cullen/Frost Bankers, Inc. (“Cullen/Frost”) to provide comments on the Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed by Cullen/Frost on February 2, 2010. In order to assist in your review of our responses, we have set forth below in full the comments contained in your letter, together with our responses to those comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation, page 132

Annual Incentive Pay, page 20 of Definitive Proxy Statement on Schedule 14A

1.	We note your response to comment 2 in our letter dated May 6, 2010. Based on your response, we are unable to agree with your determination that the performance targets are not material in the context of the company’s compensation policies or decisions. Please revise your proposed disclosure to include the specific corporate performance targets and confirm that you will revise future filings accordingly. Alternatively, please revise your response to analyze in greater detail why the targets are not material, particularly given that the bonuses are intended to reward favorable corporate performance.

Cullen/Frost believes that the budgeted net income is the relevant corporate performance target for 2009. As disclosed on page 21 of the Definitive Proxy Statement on Schedule 14A for the 2010 Annual Meeting of Shareholders (the “Proxy Statement”), with respect to Mr. Evans, “Cullen/Frost’s financial performance was strong, but fell short of budgeted expectations. As a result, the Committee elected not to pay a bonus to Mr. Evans for 2009.” As disclosed on page 22 of the Proxy Statement with respect to the other Named Executive Officers,

As previously stated, Cullen/Frost’s actual performance fell short of budgeted expectations. Based on this fact, the Chief Executive Officer recommended to the Committee that no bonus payments be made for Mr. Green, Mr. Beck, Mr. Kardys or Mr. Bracher for 2009. … The Committee approved this recommendation.

Cullen/Frost’s proposed disclosure replaces the first paragraph under the heading “Annual Incentive Pay” on Page 20 of the Proxy Statement as follows:

Annual incentive pay is provided to Named Executive Officers to recognize achievement of performance targets both on the overall corporate level, applicable business segment level and the individual level and is paid in accordance with the quantitative and qualitative terms of the bonus plan for the Chief Executive Officer and the Management Bonus Plan, which covers the other Named Executive Officers. This award is paid in the form of a cash bonus. Cullen/Frost’s overall corporate level financial target is budgeted net income, which was $199.7 million for 2009. Actual net income was $179.0 million and therefore fell short of the budgeted expectations.

No other performance targets were relevant to the decision not to pay bonuses in 2009. To the extent that additional corporate performance targets are relevant to bonus determinations in future years, Cullen/Frost will revise future filings to include all such relevant targets.

Grants of Plan-Based Awards, page 30 of Definitive Proxy Statement on Schedule 14A

2.	We note your response to comment 3 in our letter dated May 6, 2010. Although Cullen/Frost did not make non-equity compensation plan awards in 2009 that are payable based on performance in future years, it appears based on the disclosure in your document that the company granted non-equity incentive plan awards to its named executive officers in 2009 that were payable based on 2009 performance. Accordingly, the table should include threshold, target and maximum estimated future payouts under non-equity incentive plans. Please revise your proposed disclosure to include this information and confirm that you will revise future filings accordingly.

Cullen/Frost’s proposed revised disclosure in the Grants of Plan-Based Awards table with respect to non-equity incentive plan awards is as follows:

Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)

Richard W. Evans, Jr.		—	—	—

Phillip D. Green		—	—	—

David W. Beck, Jr.		—	—	—

Richard Kardys		—	—	—

Paul H. Bracher		—	—	—

(1)	These amounts listed in these columns relate to the annual incentive awards for 2009, and as described on pages 21 and 22, no annual incentive payments were actually made for 2009. As described on page 20, with respect to Mr. Evans, the Committee approved a bonus cap of 0.8% of the Company’s net income, a ceiling from which the Committee then exercises only downward discretion to arrive at a bonus payment amount that is determined as a percentage of Mr. Evans’s base salary. As described on page 21, with respect to the Named Executive Officers other than Mr. Evans, under the Management Bonus Plan, bonus amounts in excess of or below target may be paid at the discretion of the Chief Executive Officer with the approval of the Committee. Mr. Evans recommended to the Committee during the fourth quarter of 2009 that no bonuses for 2009 performance be paid to the Named Executive Officers due to the projected actual performance for 2009 falling short of budgeted expectations. The Committee concurred. Therefore, there were no estimated future payments of awards granted in 2009 as of December 31, 2009.

Cullen/Frost confirms that it will revise future filings accordingly.

Exhibits, Financial Statement Schedules, page 133

3.	We note your response to comment 6 in our letter dated May 6, 2010. In addition to filing written descriptions of your bonus plans with your next periodic report, please provide us with those written descriptions in your next response.

Written descriptions of the Bonus Plan for the Chief Executive Officer and the Executive Management Bonus Plan for 2010 are attached hereto as Annex A and Annex B, respectively.

General

4.	We note your response to comment 7 in our letter dated May 6, 2010. Based on your response, it appears that you did not file the Form 8-K in question within four business days of the day on which your annual meeting ended as required by General Instruction B.1 and Instruction 1 to Item 5.07 of Form 8-K. Please confirm your understanding that based on the untimely filing of this Form 8-K, the company does not currently meet the eligibility requirements to use Form S-3 set forth in General Instruction I.A.3.(b) of Form S-3.

We confirm our understanding that, based on the untimely filing of this Form 8-K, Cullen/Frost does not currently meet the eligibility requirements to use Form S-3.

*    *    *    *

This is to acknowledge that: (i) Cullen/Frost is responsible for the adequacy and accuracy of the disclosure in this filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Cullen/Frost may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

If you have any questions or request any further information, please do not hesitate to call contact me at (210) 220-4310.

Sincerely,

/s/ Stan McCormick
Stan McCormick
Executive Vice President Corporate Secretary

cc:	Richard W. Evans, Jr.
Chief Executive Officer

Phillip D. Green
Group Executive Vice President
Chief Financial Officer

(Attachments)

Annex A

Description of the Bonus Plan for the Chief Executive Officer

Annual incentive pay in the form of a cash bonus is paid to the Chief Executive Officer of Cullen/Frost Bankers, Inc. (“Cullen/Frost”) in accordance with the quantitative and qualitative terms of the bonus plan for the Chief Executive Officer.

Annually, during its first quarter meeting, the Compensation and Benefits Committee (the “Committee”) of the Board of Directors establishes a target tied to Cullen/Frost’s net income for the Chief Executive Officer’s bonus, thereby directly relating the reward of the executive to the performance of Cullen/Frost.

After the close of the fiscal year, the Committee then exercises only downward discretion to arrive at a bonus payment amount for the Chief Executive Officer. Traditionally, the Committee has not paid a bonus at the full target amount, but rather at an amount less than the Chief Executive Officer’s base salary. The Committee has approved the following qualitative measures for use in exercising downward discretion and determining the bonus payment amount:

Performance Measure	Description
Operating Results	Provides direction to ensure that Cullen/Frost meets its financial goals, both in terms of achieving budgetary results and in its commitment to performance compared to its peers.

Leadership	Leads Cullen/Frost, setting a philosophy – based on the corporate culture – that is well understood, widely supported, consistently applied, and effectively implemented.

Strategic Planning	Establishes clear objectives and develops strategic policies to ensure growth in Cullen/Frost’s core business and expansion through appropriate acquisitions. Is committed to the utilization of advanced technology applications to support these growth goals, and maintains the long-term interest of Cullen/Frost in all actions.

Human Capital Management and Development	Ensures the effective recruitment of a diverse workforce, consistent retention of key employees and the ongoing motivation of all staff. Offers personal involvement in the recruiting process and provides feedback.

Communications	Serves as chief spokesperson for Cullen/Frost, communicating effectively with all of its stakeholders.

External Relations	Establishes and maintains relationships with the investment community to keep them informed on Cullen/Frost’s progress. Serves in a leadership role in civic, professional and community organizations. Reinforces key customer relationships through regular market visits and customer contacts.

Board Relations	Works closely with the Board of Directors to keep them fully informed on all important aspects of the status and development of Cullen/Frost. Facilitates the Board’s composition and committee structure, as well as its governance and any regulatory agency relations.

The Board of Directors must ratify the bonus payment amount determined by the Committee for the Chief Executive Officer.

Cullen/Frost’s budget for a given year typically represents a meaningful increase in earnings per share over the previous year. In finalizing a budget, the current economic and interest rate environments are considered as well as analyst expectations. The budget must be ratified by the Board of Directors.

Annex B

Description of the Executive Management Bonus Plan

Annual incentive pay in the form of a cash bonus is paid to executive officers (other than the Chief Executive Officer) of Cullen/Frost Bankers, Inc. (“Cullen/Frost”) to recognize achievement of financial targets on the overall corporate level and other qualitative factors of the Executive Management Bonus Plan.

Annually, a bonus pool is generated based on the financial performance of Cullen/Frost versus the budgeted expectations for the year. The bonus pool is funded at target if Cullen/Frost’s financial performance meets budget. The bonus pool is funded at a level below target if Cullen/Frost’s financial performance falls below budget. A minimum percentage of budget must be achieved before the bonus pool is funded, and no bonus payments are made unless Cullen/Frost attains this minimum threshold. Additional bonus dollars may be generated if Cullen/Frost achieves financial performance above budget.

The Compensation and Benefits Committee (the “Committee”) of the Board of Directors approves the corporate and individual objectives as well as individual payment targets, which are expressed as a percentage of a participant’s base salary earnings for the year. There is not a stated cap on this plan. No specific weighting is targeted for annual incentive pay as a percentage of a participant’s total compensation.

The individual targets are not formula driven. For executive officers participating in the Executive Management Bonus Plan, the targets are set at the discretion of the Chief Executive Officer and must be approved by the Committee. The bonus targets are based on external market data provided by Cullen/Frost’s compensation consultant, internal equity considerations, and strategic objectives for corporate performance. The targets are reviewed annually at the fall meeting of the Committee and altered as deemed appropriate.

The primary criteria for bonus payments for executive officers typically include:

•	Performance versus budget for Cullen/Frost;

•	Contribution to the teamwork, leadership and other qualitative factors contributing to the success of the company; and

•	Other factors, which may include consideration of any extenuating circumstances that contribute to individual performance.

Payment amounts for the participants are made based on recommendations of the Chief Executive Officer and approval of the Committee. Bonus amounts in excess of, or below target may be paid at the discretion of the Chief Executive Officer with the approval of the Committee. Before the Chief Executive Officer makes recommendations to the Committee regarding annual bonus payments for participants, the Chief Executive Officer discusses these issues with Cullen/Frost’s compensation consultant. The Committee has the discretion to approve, disapprove or alter the Chief Executive Officer’s recommendations.